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                             December 1, 2023

       Jianfei Zhang
       Chief Executive Officer and Chairman of the Board of Directors Pheton Holdings Ltd
       Room 306, NET Building,
       Hong Jun Ying South Road, Chaoyang District,
       Beijing, China

                                                        Re: Pheton Holdings Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed November 16,
2023
                                                            File No. 333-274944

       Dear Jianfei Zhang:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 3, 2023, letter.

       Amendment No. 1 to Form F-1 Filed November 16, 2023

       Note 3. Accounts Receivable, Net, page F-38

   1. We note your response to comment 3. Your disclosures on page 76 continue to indicate that you are
provisioning for all accounts that are overdue for more than 90 days, whereas your response indicates
that you do not automatically provision all accounts that are overdue for 90 days.
Given that your disclosures appear inconsistent with your
                                                        response, please revise
your disclosures to clarify your accounting policy for determining the allowance for
doubtful accounts and correspondingly how you were able to determine that the allowance was
adequate as of December 31, 2022 and June 30, 2023.
 Jianfei Zhang
FirstName LastNameJianfei Zhang
Pheton Holdings Ltd
Comapany1,
December   NamePheton
             2023      Holdings Ltd
December
Page  2   1, 2023 Page 2
FirstName LastName
General

2. We note your response to prior comment 4 and reissue it in part. We note the revised disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is still unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 7, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-
         Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that,
         pursuant to federal securities rules, the term    control
(including the terms    controlling,
            controlled by,    and    under common control with   ) as defined
in Securities Act Rule 405
         means    the possession, direct or indirect, of the power to direct or cause the direction of
         the management and policies of a person, whether through the ownership of voting
         securities, by contract, or otherwise.    The Sample Letters also
sought specific disclosures
         relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please fully restore your disclosures in these areas to the disclosures as they existed in the registration statement as of July 7,
         2023. As examples, and without limitation, we note that your revised disclosure in the latest amendment still does not address the following points:

                That the PRC administrative and court authorities have
significant discretion in
              interpreting and implementing statutory and contractual terms;
                That there could be downturns, recessions, and deterioration of the economic
              environment and business cycles as opposed to    fluctuations;
                Language referencing governmental "control" rather than
governmental
              "management;" and
                Language stating the PRC government authorities can "intervene
or influence    your
              operations.
 Jianfei Zhang
FirstName LastNameJianfei Zhang
Pheton Holdings Ltd
Comapany1,
December   NamePheton
             2023      Holdings Ltd
December
Page  3   1, 2023 Page 3
FirstName LastName
       Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:      Ying Li, Esq